EXHIBIT 11 – Computation of Per Share Earnings (Loss)

	December 31,	December 31,	December 31,
(In thousands, except per share data)	Year Ended December 31,
	2011	2010	2009
NUMERATOR:
Net income (loss) attributable to the Company – common shares	$42,946	$(87,523)	$(868,189)
Less: Participating securities dividends	2,972	5,916	6,799

Net income (loss) attributable to the Company per common share – basic and diluted	$39,974	$(93,439)	$(874,988)

DENOMINATOR:
Weighted average common shares outstanding – basic	355,907	355,568	355,377
Effect of dilutive securities:
Stock options and restricted stock awards (1)	621	—	—

Weighted average common shares outstanding – diluted	356,528	355,568	355,377

Net income (loss) attributable to the Company per common share:
Basic	$0.11	$(0.26)	$(2.46)
Diluted	$0.11	$(0.26)	$(2.46)

(1)	6.0 million, 5.2 million, and 6.7 million stock options were outstanding at December 31, 2011, 2010 and 2009, respectively, that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive as the respective options’ strike price was greater than the current market price of the shares.